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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

March 5, 2009

VIA EDGAR AND HAND

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010

Re:	China Health Resource, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008
Form 10-Q for Quarter Ended June 30, 2008
File No. 000-50029

Dear Mr. Rosenberg:

On behalf of China Health Resource, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff set forth in the Staff’s letter, dated January 22, 2009 (the “Comment Letter”), relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, Form 10-Q for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008.

For the convenience of the Staff, the Company has restated in this letter each of the Staff’s comments and numbered each of its responses to correspond with the comments in the Comment Letter.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

Jim B. Rosenberg
March 5, 2009

Form 10-KSB for December 31, 2007

Consolidated Financial Statements

Comment 1.

We acknowledge your response to prior comment two. The presentation of your Consolidated Statement of Equity (Deficit) continues to show the historical equity balances of the issuer (Voice Diary Inc.) prior to the reverse acquisition, hence the financial statements have not been retroactively restated for the recapitalization for all periods presented. In a recapitalization, the historical stockholders’ equity of the accounting acquirer (Yin Fa) prior to the merger is retroactively restated for the equivalent number of shares it received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Please revise the balances in the Consolidated Statement of Equity (Deficit) prior to the reverse merger to reflect the recapitalization of accounting acquirer or explain to us why your presentation is appropriate.

Response to Comment 1.

The Company advises the Staff that it has revised the Statement of Stockholders’ Equity and the related footnotes for the fiscal year ended December 31, 2007. The revised Statements of Stockholders’ Equity and the related footnotes for fiscal year 2007 are included in the Company’s Amendment No. 2 to Form 10-KSB for fiscal year 2007.

Comment 2.

Also, it appears that the common stock amounts in the filing have not been retroactively restated for the reverse stock split in 2006 as disclosed in Note M and the forward stock split in 2007. Please revise your financial statements to retroactively restate all common stock amounts for these changes in capital structure or explain to us how your presentation complies with SAB Topic 4C and paragraph 54 of SFAS 128.

Response to Comment 2.

The Company advises the Staff that it has revised financial statements to retroactively restate all common stock amounts for the changes in capital structure of the fiscal year ended December 31, 2007. The revised financial statements and the related footnotes for fiscal year 2007 are included in the Company’s Amendment No. 2 to Form 10-KSB for fiscal year 2007.

Jim B. Rosenberg
March 5, 2009

Item 8A.  Controls and Procedures

Comment 3.

We acknowledge your response to prior comment four.  Management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by the report should state a definitive effective or not effective instead of using the term “were not wholly effective”.  Please revise your conclusion to provide a definitive conclusion.

Response to Comment 3.

The Company has revised its disclosure in Item 8A, Controls and Procedures in consideration to the Staff’s comment. Such revised disclosure is contained the Company’s Amendment No. 2 to Form 10-KSB for fiscal year 2007.

Comment 4.

Refer to Note O to your consolidated financial statements. It appears that the error in your financial statements may be a material weakness in internal control over financial reporting. Please tell us the factors you considered and highlight for us those factors that support your assessment that internal control over financial reporting was effective at December 31, 2007.  Alternatively, please further amend the 10-KSB to disclose management’s revised assessment of the effectiveness of your internal control over financial reporting, i.e., that internal control over financial reporting was not effective as of December 31, 2007.

Response to Comment 4.

The Company has revised its disclosure in Item 8A, Controls and Procedures in consideration of the Staff’s comment.  Such revised disclosure is contained the 2007 Form 10-KSB/A.

Comment 5.

It appears that you are missing a signature and date for one of your directors.  Please revise.

Response to Comment 5.

The Company advises the Staff that it has complied with General Instructions C(2) of the Form 10-KSB and has obtained the signature of the Company’s principal executive officer, its principal financial and accounting officer, and the majority of its board of directors. We believe that we do not need to revise the signature page further.

Jim B. Rosenberg
March 5, 2009

* * * * *

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the relevant filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance and cooperation in connection with the matters discussed herein. If you have any questions or comments with regard to the information contained in this letter or the Company’s amended filings, please do not hesitate to contact me.

Sincerely,

/s/ Barbara A. Jones

cc:	Don Abbott, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Christine Allen, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Jiayin Wang, President, China Health Resource, Inc.
Jay Lake, Lake & Associates, CPA’s LLC